Exhibit A

CERAGON NETWORKS ANNOUNCES FILING OF SHELF REGISTRATION

April 7, 2017

CERAGON NETWORKS ANNOUNCES FILING OF SHELF REGISTRATION

Little Falls, New Jersey, April 7, 2017 - Ceragon Networks Ltd. (NASDAQ: CRNT), the leading wireless backhaul specialist, today announced that it has filed a "shelf" registration statement on Form F-3 with the Securities and Exchange Commission (SEC). Under the shelf registration statement, once declared effective by the SEC, Ceragon may offer and sell from time to time in the future, in one or more public offerings, up to $150,000,000 of ordinary shares, rights, warrants, debt securities, units, or any combination thereof. The specifics of any future offering, along with the prices and terms of any such securities offered by Ceragon, will be determined at the time of any such offering and will be described in detail in a prospectus supplement filed at the time of any such offering.

Ceragon’s shelf registration statement has been filed with the SEC but has not yet become effective, and until the registration statement is declared effective by the SEC the securities registered may not be sold, nor may offers to buy be accepted. This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction. Any offering of the securities covered by the registration statement will only be by means of a prospectus and an accompanying prospectus supplement.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the world’s #1 wireless backhaul specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 4G, mission-critical multimedia services and other applications at high reliability and speed. Ceragon’s unique multicore technology provides highly reliable, high-capacity 4G wireless backhaul with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

CERAGON NETWORKS ANNOUNCES FILING OF SHELF REGISTRATION

April 7, 2017

Company & Investors Contact:

Doron Arazi	or	Claudia Gatlin
+972 3 5431 660		+1 212 830-9080
dorona@ceragon.com		claudiag@ceragon.com

Media:
Tanya Solomon
+972 3 5431163
tanyas@ceragon.com

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Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: revenues, growth prospects, projections of gross margins, operating and other expenses, capital expenditures, profitability and liquidity, competitive pressures, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may" "plans" "anticipates" "believes" "estimates" "targets" "expects" "intends" "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the risk that Ceragon’s expectations regarding future revenues and profitability will not materialize; risks relating to the concentration of our business in India, Latin America, Africa and in developing nations in other regions, including political, economic and regulatory risks from doing business in those regions and nations, including in relation to local business practices that  may be inconsistent with international regulatory requirements, such as anti-corruption and anti-bribery regulations, currency export control issues and recent economic concerns; the risk that the business coming from our bigger customers will go down significantly or cease, the risk that Ceragon will not achieve the benefits it expects from its expense reduction plans and profit enhancement programs, as may be implemented from time to time; the risk of significant expenses in connection with potential contingent tax liability; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.